UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010.

Commission File Number: 000-53684
CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F. Form 20-F [X]	Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No[x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

News release dated May 19, 2010 issued by the registrant announcing the results of its annual general meeting of shareholders (the “Annual General Meeting”) held on May 19, 2010.

EXHIBITS

Exhibit No.	Description

1.1	News release dated May 19, 2010 issued by the registrant announcing the results of the Annual General Meeting held on May 19, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: May 19, 2010	By: _/s/ Brett Gladden

Brett Gladden Company Secretary

Exhibit 1.1

News Release
Results of AGM RNS Number : 2000M CSR plc 19 May 2010

CSR plc
ANNUAL GENERAL MEETING

LR 9.6.3, 9.6.18

CSR plc announces that all resolutions contained in the Notice of Meeting dated 1 March 2010 previously circulated to shareholders were passed at the Annual General Meeting of the Company held on Wednesday 19 May 2010 and that two copies of the resolutions below have been sent to the FSA for publication through the document viewing facility today.

Resolution 9
That, in accordance with sections 366 and 367 of the Companies Act 2006, the Company and all companies that are subsidiaries of the Company at any time during the period for which the resolution has effect, be and are hereby authorised to:

(i)	make political donations to political parties and/or independent election candidates not exceeding £12,500 in total;
(ii)	make political donations to political organisations other than political parties not exceeding £12,500 in total; and
(iii)	incur political expenditure not exceeding £12,500 in total,

during the period beginning with the date of the passing of this resolution and ending on the conclusion of the annual general meeting of the Company in 2011 unless such authority is previously renewed, varied or revoked by the Company in general meeting. For the purposes of this resolution the terms ‘political donation’, ‘political parties’, ‘independent election candidates’, ‘political organisations’ and ‘political expenditure’ have the meanings given by sections 363 to 365 of the Companies Act 2006.

Resolution 10	That the Board be authorised to allot shares in the Company and to grant rights to subscribe for or convert any security into shares in the Company:

(A) up to a nominal amount of £61,029 (such amount to be reduced by the nominal amount allotted or granted under paragraph (B) below in excess of such sum); and

(B)  comprising equity securities (as defined in section 560(1) of the Companies Act 2006) up to a nominal amount of £122,058 (such amount to be reduced by any allotments or grants made under paragraph (A) above) in connection with an offer by way of a rights issue:

(i)	to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and
(ii)	to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, such authorities to apply until the end of next year’s annual general meeting (or, if earlier, until the close of business on 19 August 2011) but, in each case, so that the Company may make offers and enter into agreements during the relevant period which would, or might, require shares to be allotted or rights to subscribe for or convert securities into shares to be granted after the authority ends and the Board may allot shares or grant rights to subscribe for or convert securities into shares under any such offer or agreement as if the authority had not ended.

Resolution 11
That, if Resolution 10 is passed, the Board be given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by that resolution and/or to sell ordinary shares held by the Company as treasury shares for cash as if section 561 of the Companies Act 2006 did not apply to any such allotment or sale, such power to be limited:

(A)  to the allotment of equity securities and sale of treasury shares for cash in connection with an offer of, or invitation to apply for, equity securities (but in the case of the authority granted under Resolution 10(B), by way of a rights issue only):

(i)	to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and
(ii)	to holders of other equity securities, as required by the rights of those securities or as the Board otherwise considers necessary,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(B)  in the case of the authority granted under Resolution 10(A) and/or in the case of any sale of treasury shares for cash, to the allotment (otherwise than under Resolution 11(A) above) of equity securities or sale of treasury shares up to a nominal amount of £9,154, such power to apply until the end of next year’s annual general meeting (or, if earlier, until the close of business on 19 August 2011) but in each case, during this period the Company may make offers, and enter into agreements, during the relevant period which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the power ends and the Board may allot equity securities under any such offer or agreement as if the power had not ended.

Resolution 12
That the Company be authorised for the purposes of section 701 of the Companies Act 2006 to make one or more market purchases (as defined in section 693(4) of the Companies Act 2006) of its ordinary shares of 0.1p each, such power to be limited:

(A) to a maximum number of 18,308,724 ordinary shares (10% of the Company’s issued share capital);

(B) by the condition that the minimum price (exclusive of expenses) which may be paid for any ordinary share is 0.1p;

(C) by the condition that the maximum price (exclusive of expenses) which may be paid for any ordinary share is the highest of:

(i)   an amount equal to 5% above the average market value of an ordinary share of the Company  for  the  five  business  days  immediately  preceding  the  day  on  which  that ordinary share is contracted to be purchased; and

(ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out;

such authority to apply until the end of next year’s annual general meeting (or, if earlier, at the close of business on 19 August 2011) but in each case so that the Company may, before such authority expires, enter into a contract to purchase ordinary shares which will or may be completed or executed wholly or partly after this authority expires and the Company may purchase ordinary shares pursuant to any such contract as if the authority had not expired.

Resolution 13	That:

(A)  the Articles of Association of the Company be amended by deleting all the provisions of the Company’s Memorandum of Association which, by virtue of section 28 of the Companies Act 2006, are to be treated as provisions of the Company’s Articles of Association; and

(B)  the Articles of Association produced to the meeting and initialled by the chairman of the meeting for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.

Resolution 14	That a general meeting other than an annual general meeting may be called on not less than 14 clear days’ notice.

The shareholders votes in favour, against and withheld in respect of each resolution as a proportion of the total votes cast are shown below.

	Ordinary Resolutions	Votes Cast in favour and as a percentage of total votes cast	Votes Cast against and as a percentage of total votes cast	Withheld and as a percentage of total votes cast
1	To receive the financial statements and the reports of the directors and auditors	114,269,493 99.47%	455,083 0.40%	151,444 0.13%
2	To approve the remuneration report for the period ended 1 January 2010	79,811,318 69.48%	10,138,730 8.82%	24,925,972 21.70%
3	To re-elect as a director Mr Ron Mackintosh	110,729,679 96.39%	3,748,208 3.26%	398,123 0.35%
4	To re-elect as a director Mr Sergio Giacoletto-Roggio	111,097,563 96.71%	3,625,146 3.16%	153,301 0.13%
5	To elect as a director Mr Kanwar Chadha	110,937,836 96.57%	3,782,383 3.29%	155,801 0.14%
6	To elect as a director Mr Diosdado Banatao	88,966,803 77.45%	9,779,478 8.51%	16,129,739 14.04%
7	To re-appoint Deloitte LLP as auditors	110,625,327 96.30%	4,097,249 3.57%	153,444 0.13%
8	To authorise the directors to determine the remuneration of the auditors	111,178,314 96.78%	2,865,955 2.50%	831,751 0.72%

	Ordinary Resolutions	Votes Cast in favour and as a percentage of total votes cast	Votes Cast against and as a percentage of total votes cast	Withheld and as a percentage of total votes cast
Special business
9	To authorise the Company and its subsidiaries to make political donations	113,672,982 98.95%	1,051,094 0.92%	151,944 0.13%
10	To grant to the directors authority under section 551 of the Companies Act 2006	109,143,734 95.01%	2,631,185 2.29%	3,101,101 2.70%
Special resolutions
11	Pursuant to section 570 of the Companies Act 2006, to renew the disapplication of statutory pre-emption rights	114,402,895 99.58%	318,024 0.28%	155,101 0.14%
12	To grant to the Company authority to purchase its own shares under section 701 of the Companies Act 2006	114,620,009 99.78%	101,210 0.09%	154,801 0.13%
13	To adopt new Articles of Association	113,490,078 98.79%	65,843 0.06%	1,320,099 1.15%
14	To authorise a general meeting other than an annual general meeting to be called on not less than 14 clear days’ notice	112,001,989 97.50%	2,701,190 2.35%	172,841 0.15%

Enquiries

Company Secretary, CSR plc	FD, James Melville-Ross
+ 44 1223 692000	+44 207 831 3113

ENDS